[ING Funds Logo]

April 14, 2010

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                             ING Investors Trust

SEC File Nos.  33-23512; 811-05629

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer and Jay Stamper on March 25, 2010, for Post-Effective Amendment No. 100 filed on or about February 10, 2010, to the Registration Statement on Form N-1A for ING Investors Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

Summary Prospectus - General Comment

1.                        Comment:                          The Staff requested that the Registrant remove disclosure regarding e-delivery from the table of contents page. The disclosure can appear elsewhere in the summary prospectus.

Response:                                  The Registrant has removed the e-delivery disclosure from the table of contents of the statutory prospectus.

Summary Prospectus - Item 3 — Fee Table

2.                        Comment:                          The Staff requested that the second sentence of the first paragraph of the narrative regarding estimation of expense information be removed as the disclosure is neither required nor permitted in the Summary Prospectus if the Portfolio is not new.

Response:                                  The Registrant has deleted the second sentence.

3.                        Comment:                          The Staff believes that the third, fourth and fifth sentences of the narrative are too long and should be consolidated. In addition, the fourth sentence refers to a “prospectus summary” and the Staff feels that could be confusing due to the Summary Prospectus initiative.

Response:                                  The Registrant will revise the disclosure to read as follows: “The table does not reflect fees or expenses that are, or may be, imposed under an

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

insurance company separate account serving as an investment option under variable annuity contracts or variable life insurance policies (“Variable Contract”) or a qualified pension or retirement plan (“Qualified Plan”). For more information on these charges, please refer to the documents governing your Variable Contract or consult your plan administrator.

4.                        Comment:                          The SEC stated that the last sentence in the narrative preceding the fee table discusses the Management Fee and the “bundled fee” arrangement. This disclosure is neither permitted nor required in the Summary Prospectus. This disclosure may appear elsewhere in the prospectus.

Response:                                  The Registrant believes that Form N-1A does not contemplate a bundled fee arrangement but that this information is important for shareholders to know.

5.                        Comment:                          The Staff requested that the line item in the table for acquired fund fees and expenses be removed if there are none.

Response:                                  The line item for acquired fund fees and expenses in the table will be removed if the Portfolio has not incurred any.

6.                        Comment:                          The Staff requested that recoupments be removed from the line item “Waivers, Reimbursements and Recoupments” in the table if there are no recoupments; and if recoupments occur, the Staff requested that they be reflected in Other Expenses.

Response:                                  The Registrant has removed “Recoupments” from the line item entitled “Waivers, Reimbursements and Recoupments.” None of the Portfolios were affected by recoupments.

7.                        Comment:                          The Staff requested that all footnotes (except the footnote relating to (1) operating expenses being higher than that shown in the financial highlights because acquired fund fees and expenses are not reflected in the financial highlights; and (2) expense limitations and waivers) be removed. In addition, the Staff requested that the Registrant consider summarizing the expense limitation/waiver disclosure on those Portfolios that have multiple waivers

Response:                                  The Registrant has removed the footnotes as requested and has also condensed the footnote regarding expense limitations and waivers, where necessary.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

8.                        Comment:                          The Staff requested confirmation that all waivers and expense limitations are in effect for one full calendar year.

Response:                                  The Registrant confirms that all waivers and expense limitations are in effect for at least one full calendar year.

9.                        Comment:                          The Staff requested that the line item that currently reads “Total Portfolio Operating Expenses” be revised to read “Total Annual Portfolio Operating Expenses” and that the line item that currently reads “Net Portfolio Operating Expenses” be revised to read “Total Annual Portfolio Operating Expenses After Waivers and Reimbursements.”

Response:                                  The Registrant has made the requested revisions.

Summary Prospectus - Item 3 — Example

10.                 Comment:                          The Staff requested that that the disclosure in the narrative regarding the examples reflecting the expense limitation agreement and/or waivers be deleted in cases in which a Portfolio does not have an expense limitation agreement or waiver.

Response:                                  The Registrant appreciates the comment, but notes that expense limits/waiver agreements may be in effect at the time of the filing of this registration statement that have not yet been activated and are therefore not reflected in the expense table.  Additionally, the Registrant notes that a Portfolio that is not currently the beneficiary of an expense limit/waiver agreement may be in the future.  The Registrant does not believe that Item 3 is intended to prevent the Registrant from disclosing such circumstances, and accordingly, the Registrant believes that the current disclosure is in compliance with Instruction 3(e) to Item 3.

11.                 Comment:                          The Staff requested that the reference to “Sold or Held” in the table be removed as this is not applicable to variable portfolios.

Response:                                  The Registrant has made the requested change.

Summary Prospectus - Item 4 — Investments and Risks

12.                 Comment:                          The Staff requested that the disclosure regarding the 60-day notification of any change in the Rule 35d-1 disclosure be moved out of the Summary Prospectus as it does not belong in Item 4.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Response:                                  The Registrant appreciates the comment, but believes that the Rule 35d-1 disclosure is an important part of the principal investment strategies.

13.                 Comment:                          The Staff commented that the Registrant has not summarized the strategy and risks as stated in Item 4. Please summarize the strategy and risks and move additional details to Item 9.

Response:                                  The Registrant currently provides the risk description in response to both Item 4(b) (a summarized description) and Item 9(c) (a detailed description) in the prospectuses.  However, with respect to the description of principal investment strategies, the Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is already followed by other funds in the industry.

14.                 Comment:                          The Staff requested that the Registrant identify in Item 4 or Item 9 the extent to which a Portfolio’s investments may subject it to particular risks relative to other funds.

Response:                                  The Registrant appreciates the comment, but believes that it has identified the principal risks of each Portfolio in Item 4 and that it is not necessary to qualify the principal risks with percentages as the information necessary to determine the extent of a Portfolio’s exposure to a particular risk is contained in the principal investment strategies.

15.                 Comment:                          The Staff requested that a risk for portfolio turnover be added any time there is a sentence in the principal investment strategies that the fund may engage in frequent and active trading.

Response:                                  The Registrant will remove all references to frequent and active trading in the principal investment strategies since an entire section regarding portfolio turnover is contained in the Summary Prospectus. It would be repetitive to add a risk since the risk is already stated in Item 2.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

16.                 Comment:                          The Staff stated the Market risk has a reference to “movements in financial services” and requests clarification as to what “movements” means.

Response:                                  The Registrant has removed the disclosure.

17.                 Comment:                          The Staff requested that the Registrant provide strategy disclosure for liquidity risk.

Response:                                  The Registrant believes that Liquidity risk is a risk to all mutual funds regardless of its principal investment strategies.

Summary Prospectus - Item 4 — Performance Information

18.                 Comment:                          The Staff asked for clarification with regard to the sentence in the narrative for the performance tables which directs investors not to compare the fund’s performance directly with performance of other products without taking into account all fees and expenses payable under variable contracts and qualified plans. In particular, the Staff requested that we clarify what “products” means. In addition, the Staff requested that we explain why we think it is not appropriate for an investor to compare the performance as they believe it is appropriate especially considering that we have already stated that the performance does not include additional fees and expenses of the insurance contract and that if it did, the performance would be lower.

Response:                                   The Registrant has revised the disclosure to replace “products” with “other investment products.” In addition, the Registrant believes that the language is clear in disclosing to the investor that he/she should compare the performance but only after taking into account the fees charged at the investment product level.

19.                 Comment:                          For Portfolios that have more than one class of shares in the performance charts, the Staff requested that we remove the disclosure in the narrative preceding the chart stating that if one class has higher/lower expenses the performance of the other class would be lower/higher. The Staff stated that Form N-1A only allows a new class that has no performance to state that the comparing class has higher/lower expenses and therefore the performance would be lower/higher.

Response:                                  The Registrant appreciates the comment but, notwithstanding the requirements of Form N-1A regarding a new class showing the performance of a comparing class, the Registrant believes that guidance in previous Staff no-action letters regarding presentation of another class’ performance permit this explanation for any class presenting the restated performance of a comparing class. See Quest for Value Dual Purpose Fund, Inc. (Feb. 28, 1997) and Managers Core Trust (Jan.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

28, 1993). Furthermore, the Registrant believes it would be misleading to show the performance of the comparing class without explaining that the two classes incur different expenses and that, as a result, the performance of the comparing class has been adjusted to reflect the higher or lower expenses of the relevant class.

20.                 Comment:                          The Staff requested that the Registrant remove the sentence in the narrative preceding the performance charts that states that the index return does not reflect deduction for fees, expenses or taxes and move it to a parenthetical following the index in the table.

Response:                                   The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table. The Registrant has added it as a footnote to the table.

21.                 Comment:                          The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical to the name of each class.

Response:                                  The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

22.                 Comment:                          The Staff requested that the footnote to the performance table that states that the index performance is as of the date closest to the Class’ inception for which data is available should be removed as a footnote and incorporated into the table. In addition, explain why the performance for the S& P 500 Index may not be available from the same date as the class inception.

Response:                                   The Registrant appreciates the comment, but believes that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table. The Registrant has added it as a footnote to the table. In addition, index performance is only provided for the first business day of each month and so the Registrant provides it for the date closest to the class’ inception as stated in the footnote.

23.                 Comment:                          The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response:                                  The Registrant will consider the comment in upcoming registration statements; however, due to cost and time constraints, the Registrant will continue to use the parentheticals for this filing.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

24.                 Comment:                          The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:                                  The Registrant appreciates the comment but believes that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

25.                 Comment:                          For Portfolios using adjusted performance, the Staff asked for clarification of the meaning of “adjusted” and for the basis of the presentation.

Response:                                  The Registrant will ensure that disclosure is contained in the narrative to the Calendar Year Total Returns and the Average Annual Total Return table that explains the fact that the return is adjusted for higher expenses of the comparative class. With regard to the basis for the performance, the Registrant believes that guidance in previous Staff no-action letters regarding presentation of another class’ performance permit this explanation for any class presenting the restated performance of a comparing class. See Quest for Value Dual Purpose Fund, Inc. (Feb. 28, 1997) and Managers Core Trust (Jan. 28, 1993). Furthermore, the Registrant believes it would be misleading to show the performance of the comparing class without explaining that the two classes incur different expenses and that, as a result, the performance of the comparing class has been adjusted to reflect the higher or lower expenses of the relevant class.

26.                 Comment:                          The Staff observed that the narrative for the performance information states that performance can be located at a specific web site. However, upon checking the website, the Staff was unable to locate performance information for the variable portfolios.

Response:                                  The Registrant has removed the statement. Individual variable contract owners or plan participants will be sent to the appropriate website through their variable product level prospectus or the governing documents of their qualified plan.

27.                 Comment:                          The Staff requested that for those Portfolios that present indices that are net of withholding taxes (ING Artio Foreign Portfolio, ING Emerging Markets Equity Portfolio, ING Marsico International Opportunities Portfolio, ING Janus Contrarian Portfolio and ING Morgan Stanley Global Tactical Asset Allocation Portfolio), that the presentation be changed to present the indices using gross returns as stated in Item 4.

Response:                                  The Registrant appreciates the comment but because the MSCI index returns are provided both gross and net of withholding taxes and many mutual funds

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

reflect the returns net of withholding taxes, the Registrant prefers to leave the disclosure as is. The Registrant will take this comment under consideration for its next filing.

Summary Prospectus - Item 6 — Purchase and Sale of Portfolio Shares

28.                 Comment:                          The Staff requested that the Registrant confirm that this disclosure accurately describes how one can purchase and sell funds shares. In addition, please (i) clarify that the funds can only be purchased through variable products or qualified plans; (ii) revise the disclosure to indicate that fund shares may be bought and sold at the fund’s website or by contacting the fund via mail or phone; and (iii) add disclosure regarding payments by the funds to broker-dealers or other intermediaries that sell the contract and, if applicable, use the term “conflict of interest.”

Response:                                   The Registrant has revised the disclosure to confirm how Portfolio shares can be bought and sold and that they can only be purchased through variable products or qualified plans. In addition, the Registrant has revised the Item 8 disclosure as discussed in comment 30 below.

Summary Prospectus - Item 7 — Tax Information

29.                 Comment:                          The Staff requested that Item 7 be added to the Summary Prospectus and that the Registrant add a reference to the location of the tax section in the statutory prospectus.

Response:                                  The Registrant has added the following disclosure as required by Item 7 of Form N-1A to the Summary Prospectus:

Distributions made by the Portfolio to a Variable Contract or Qualified Plan, and exchanges and redemptions of Portfolio shares made by a Variable Contract or Qualified Plan, ordinarily do not cause the corresponding contract holder or plan participant to recognize income or gain for federal income tax purposes. See the accompanying contract prospectus or the governing documents of your Qualified Plan for information regarding the federal income tax treatment of the distributions to your Variable Contract or Qualified Plan and the holders of the contracts or plan participants.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Summary Prospectus - Item 8 — Payments to Broker-Dealers and Other Financial Intermediaries.

30.                 Comment:                          The Staff requested that disclosure be revised to include conflicts of interest language.

Response:                                  The Registrant has revised the disclosure as requested.

Statutory Prospectus - Item 9

31.                 Comment:                          The Staff believes that the risks should be tied back to which Portfolio they apply to. The Staff suggested a table or parentheticals after each risk

Response:                                  The Registrant appreciates the comment but believes that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Portfolio. In addition, the third paragraph of the section entitled “Additional Information About the Portfolios’ Risks” in Item 9 clearly states that the risks in Item 9 expand on the risks included in Item 4.

32.                 Comment:                          The Staff believes that some of our risks are too long. In particular, the Staff pointed to the Foreign Investments risk.

Response:                                  The Registrant has shortened some of the risks (in particular, Foreign Investments risk) after the 485a filing was filed. The Registrant believes that the current risk disclosure is appropriate.

33.                 Comment:                          The Staff requested that disclosure be added to the financial highlights that reflecting insurance or contract charges would lower total return.

Response:                                  The Registrant has already included that information as a footnote to all financial highlights.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Fund Specific Comments

Master Feeder Portfolios

34.                 Comment:                          The Staff requested that the Registrant consider including a statement in the principal investment strategies reflecting that an investment in the master feeder structure results in higher fees.

Response:                                  The Registrant has moved the disclosure to the introductory paragraph of the Risk section in Item 4.

35.                 Comment:                          The Staff requested that the Registrant state in a footnote that the table and example reflect both feeder and master expenses.

Response:                                  The Registrant has added the requested disclosure.

36.                 Comment:                          The Staff requested that the footnote regarding the lack of 12b-1 fees at the master level be removed and that the footnote regarding the master fund voluntary fee waiver be removed.

Response:                                  The Registrant has removed both footnotes but has added a footnote to certain of the Portfolios that states that the shareholders of the Portfolio are subject to a 12b-1 fee as the master fund does not charge a 12b-1 fee.

37.                 Comment:                          The Staff stated that it appears for the feeder portfolios invested in Class 2 shares of the master funds (American Funds Growth Portfolio, American Funds Growth-Income Portfolio and American Funds International Portfolio) that the 0.25% Shareholder Services Fee is not being charged through the Trust has approved the fee. The fee table does not reflect the 0.25% shareholder service fee but instead reflects a 0.25% 12b-1 fee charged as the master level. Disclosure here should better reflect this arrangement. The SEC noted that this is disclosed currently in a footnote and should be removed.

Response:                                  The Registrant has revised the fee table to reflect that 0.25% Shareholder Services Fee paid by each of the aforementioned Portfolios to its corresponding Master Fund.

American Funds Asset Allocation Portfolio

38.                 Comment:                          The Staff requested that the Registrant clarify what is meant by “other equity securities” in the strategy and that the corresponding risk disclosure be added.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Response:                                  The disclosure in the Portfolio’s prospectus reflects the disclosure as contained in the Master Feeder’s prospectus. If the Master Feeder’s prospectus is changed in the future, the Registrant will amend the Portfolio’s prospectus in due course.

American Funds Bond Portfolio

39.                 Comment:                          The Staff requested that the Registrant include strategy and risk disclosure if the master fund’s debt securities investments include investments in mortgage-backed securities.

Response:                                  The Registrant will amend the Portfolio’s disclosure to align with the Master Fund’s prospectus which contains mortgage-backed securities.

American Funds Growth Portfolio

40.                 Comment:                          The Staff requested that the index that is being presented as net of withholding taxes be amended to show gross returns as stated in Item 4.

Response:                                  The current index is already stated with gross returns.

American Funds Growth-Income Portfolio

41.                 Comment:                          The Staff requested that “other securities” in which the master fund may invest be defined and that corresponding risk disclosure be added.

Response:                                  The disclosure in the Portfolio’s prospectus reflects the disclosure as contained in the Master Feeder’s prospectus. If the Master Feeder’s prospectus is changed in the future, the Registrant will amend the Portfolio’s prospectus in due course.

Funds-of-Funds

42.                 Comment:                          For all funds-of-funds, the Staff requested that disclosure be added to the principal investment strategies that the fund is a fund-of-fund.

Response:                                  The Registrant believes that the first sentence of each Portfolio’s principal investment strategies states that the Portfolio pursues its investment objective by investing in other mutual funds.

43.                 Comment:                          The Staff requested that the Registrant clarify in the principal investment strategies whether the principal risks stated in the prospectuses are

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

those of the funds-of-funds or if they are principal risks of both the fund-of-funds and the underlying funds.

Response:                                  The Registrant believes that many of the risks of the underlying funds are also principal risks of the Portfolios. In addition, the Registrant has revised the introductory paragraph of the risk section to ensure that it is clear that the risks can apply to the Portfolios and the Underlying Funds.

44.                 Comment:                          The Staff feels that the Other Investment Companies risk does not mention that an investor in a fund-of-funds is subject to higher fees and expenses than if the investor had invested directly in an underlying fund.

Response:                                  The Registrant appreciates the comment but believes that the last sentence of this risk in the summary section clearly states that the investor is subject to his/her proportionate share of the expenses of the underlying funds in addition to the fees and expenses of the Portfolio.

45.                 Comment:                          The Staff requested that the Registrant remove the footnote to the portfolio manager section as they take the position that members of an allocation committee that are responsible for the day-to-day management of a Portfolio are considered portfolio managers.

Response:                                  The Registrant will remove the footnote as requested and add the title of “Committee Member” for each member of an allocation committee.

46.                 Comment:                          The Staff requested that the Registrant revise the formatting of the page in the statutory prospectus entitled “More Information About the Portfolio.” The Staff feels that the sections entitled “Asset Allocation is no Guarantee Against Loss” and “Performance of the Underlying Funds will Vary” are meant as principal risks and should be moved to after the heading entitled “Additional Information About the Portfolio’s Risks.”

Response:                                  The Registrant has moved the disclosure as requested.

American Funds World Allocation Portfolio

47.                 Comment:                          The Staff requested that the Registrant define “other fixed-income investments” as stated in the first paragraph of the principal investment strategies.

Response                                      The Registrant has defined other fixed-income securities in the fourth paragraph of the principal investment strategies.

48.                 Comment:                          The Staff requested that full disclosure be provided as to the equity and fixed-income securities in which the Portfolio, through the underlying funds, may invest. The Staff also requested that “but are not limited to” be removed from the disclosure.

Response:                                  The Registrant believes that the disclosure with regard to the equity and fixed-income securities in which the Portfolio invests through the underlying funds is adequate.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Franklin Templeton Founding Strategy Portfolio

49.                 Comment:                          The Staff requested that full disclosure be provided as to the equity and fixed-income securities in which the Portfolio, through the underlying funds, may invest. The Staff also requested that “but are not limited to” be removed from the disclosure.

Response:                                  The Registrant believes that the disclosure is clear regarding the equity and fixed-income securities.

50.                 Comment:                          The Staff requested that the Registrant clarify the role of portfolio “administrator” disclosed in the principal investment strategies and explain whose role it is to determine the timing of the portfolio rebalancing.

Response:                                  The role of the administrator with regard to this Portfolio is to oversee the allocation of Portfolio assets into each of the three underlying funds. In addition, all cash flows during the month go into or come out of each underlying fund at a rate of 33 1/3% and on the 15th of each month the Portfolio is rebalanced to get back to the investment allocation of 1/3 of the assets of the Portfolio into each underlying fund.

51.                 Comment:                          The Staff requested that the information required by Item 5(b) as to the portfolio managers be added.

Response:                                  The Registrant represents that the Portfolio is not an actively managed portfolio and does not have a sub-adviser or a portfolio manager. Therefore, there is no additional information to be added to Item 5(b).

Oppenheimer Active Allocation Portfolio

52.                 Comment:                          The Staff requested that disclosure be added to indicate the type of investment in the category entitled “other.”

Response:                                  The term “other” is speaking to other types of underlying funds.

Regular Funds

BlackRock Inflation Protected Bond Portfolio

53.                 Comment:                          The Staff stated that the first sentence of the third paragraph of principal investment strategies states that the Portfolio may invest up to 20% of its assets in junk bonds or securities of emerging market issuers. The Staff requested

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

that the strategies be revised to clarify if “securities” of emerging markets included both equity and debt securities.

Response:                                  The Sub-Adviser has stated that the securities of emerging market issuers are debt instruments only.

54.                 Comment:                          The Staff requested that the Registrant revise the statement regarding the Portfolio investing in commercial and residential mortgage-backed securities and CMOs as well as investment grade corporate bonds and asset backed securities to clarify whether these investments are part of the 80% of assets invested in inflation protected securities.

Response:                                   The Registrant represents that commercial and resident mortgage-backed securities and CMOs, as well as investment grade corporate bonds and assets backed securities are not part of the Portfolio’s 80% investment in inflation-protected bonds.

BlackRock Large Cap Growth Portfolio and BlackRock Large Cap Value Portfolio

55.                 Comment:                          The Staff requested that the disclosure regarding temporary investments be removed from the summary prospectus and this is not a part of the principal investment strategies of the Portfolio.

Response:                                  The Registrant has removed the disclosure. A general temporary defensive strategy section is included in the statutory prospectus.

56.                 Comment:                          The Staff requested Market Capitalization should be revised to reflect the investment strategy of this Portfolio’s investments in large capitalization companies.

Response:                                  The Registrant has removed Market Capitalization as a risk of the Portfolio. The risks of investing in large-capitalization companies (company risk and market risk are contained in the risk section.

Clarion Global Real Estate Portfolio and Clarion Real Estate Portfolio

57.                 Comment:                          The Staff questioned whether the principal risks specific to Rule 144A securities (liquidity and restricted securities) are disclosed.

Response:                                  The Registrant believes that the principal risks of Rule 144A securities are disclosed.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

58.                 Comment:                          The Staff stated that the Registrant has included REIT risk which includes disclosure regarding the risks associated with direct ownership of real estate and requested that additional risk disclosure be given to reflect the risk of real estate investments other than REITs.

Response:                                  The Registrant has revised the Real Estate Investment Trust risk to include real estate companies.

FMR Diversified Mid Cap Portfolio

59.                 Comment:                          The Staff requested that the market cap ranges for the two mid cap indices be added to the principal investment strategies.

Response:                                  The Registrant has added the requested disclosure.

60.                 Comment:                          The Staff requested Market Capitalization should be revised to reflect the investment strategy of this Portfolio’s investments in mid capitalization companies.

Response:                                  The Registrant intends to leave Market Capitalization as currently stated as a risk of the Portfolio; however, it has added Mid-Capitalization risk.

Franklin Mutual Shares Portfolio

61.                 Comment:                          The Staff requested that the Registrant provide a complete definition of equity securities, not merely examples of some equity securities.

Response:                                  The Registrant believes that the disclosure with regard to the equity securities in which the Portfolio invests through the underlying funds is adequate.

62.                 Comment:                          The Staff requested that the disclosure regarding temporary investments be removed from the summary prospectus and this is not a part of the principal investment strategies of the Portfolio.

Response:                                  The Registrant has removed the disclosure. A general temporary defensive strategy section is included in the statutory prospectus. [Review the disclosure in the statutory to make sure everything is covered]

Global Resources Portfolio

63.                 Comment:                          The Staff requested that the Registrant include risks associated with investment in gold bullion or coins and structured notes.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Response:                                  The Registrant believes that the Commodities risk disclosure covers the risk of gold bullion or coins. In addition, the Registrant believes that the Derivative Instruments risk disclosure, along with Credit, Interest Rate and Liquidity risks, cover the risk of structured notes.

64.                 Comment:                          The Staff requested that the impact of interest rates on natural resources sector be added to the Interest Rate risk

Response:                                   The Registrant has added disclosure to the Commodities risk regarding the impact of interest rates on the natural resources sector.

Goldman Sachs Commodity Strategy Portfolio

65.                 Comment:                          The Staff believes that some of the disclosure included in the principal investment strategies is more appropriate as risk disclosure (i.e., the third paragraph of the section in the principal investment strategies entitled “Other” discussing the risk of changes in laws applicable to the Cayman subsidiary).

Response:                                   The Registrant believes that the information regarding the Cayman subsidiary is an important part of the principal investment strategies.

JPMorgan Emerging Markets Equity Portfolio

66.                 Comment:                          The Staff requested that disclosure be added to the principal investment strategies regarding small-capitalization companies as a risk for small-capitalization companies is already included.

Response:                                  The principal investment strategies of the Portfolio do not reflect disclosure that the Portfolio invests in any certain market capitalization company. Consequently, the Registrant has added Market Capitalization risk to cover the risks of investing in small-capitalization companies and mid-capitalization companies and removed Small-Capitalization Company risk

JPMorgan Small Cap Core Equity Portfolio

67.                 Comment:                          The Staff requested that the Registrant provide a complete definition of equity securities, not merely examples of some equity securities.

Response:                                   The Registrant believes that the disclosure with regard to the equity securities in which the Portfolio invests through the underlying funds is adequate.

68.                 Comment:                          The Staff requested that a market cap range for Russell 2000 Index be added to the principal investment strategies.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Response:                                  The Registrant has added the market cap range for the Russell 2000 Index.

69.                   Comment:                                The Staff requested that Market Capitalization Risk, Mid-Capitalization Risk and Mortgage-Related Securities Risk be removed as principal risks as there is no corresponding disclosure in the principal investment strategies.

Response:                                   The Registrant has removed the risks as requested.

Limited Maturity Bond Portfolio

70.                   Comment:                                The Staff requested that the term “primarily” in the sentence “…bonds that are primarily limited maturity debt.

Response:                                  The Registrant has deleted the word “primarily.”

71.                   Comment:                                The Staff requested that the temporary increase in permissible borrowing for emergency purposes in the fifth paragraph of principal investment strategies be removed from the principal investment strategies.

Response:                                   The Registrant believes that this disclosure is an important part of the principal investment strategies.

72.                   Comment:                                The Staff requested that the decision making process discussion be summarized and additional explanation be moved to Item 9.

Response:                                  The Registrant does not always include two separate versions of the principal investment strategies: Item 4(a) (summarized) version and Item 9(b) (detailed) version.  Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  The Registrant’s presentation is consistent with General Instruction C(3)(c)(i) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is already followed by other funds in the industry.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Lord Abbett Growth and Income Portfolio

73.                   Comment:                                The Staff stated that the risk disclosure should reflect the risk of investments stated in the principal investment strategies and not just describe in the investment in any market capitalization company.

Response:                                  The Registrant has removed Market Capitalization risk and retained the two risks of investment in large-capitalization companies — Company and Market.

Marsico Growth Portfolio

74.                   Comment:                                The Staff requested that the discussion of the sub-adviser’s investment approach be summarized and the additional information be moved to Item 9.

Response:                                  The Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version of the principal investment strategies.  Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is already followed by other funds in the industry.

75.                   Comment:                                The Staff requested Market Capitalization should be revised to reflect the investment strategy of this Portfolio’s investments in large capitalization companies.

Response:                            The Registrant has removed Market Capitalization as a risk of the Portfolio. The risks of investing in large-capitalization companies (company risk and market risk) is contained in the risk section.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Marsico International Opportunities Portfolio

76.                   Comment:                                The Staff requested that the discussion of the sub-adviser’s investment approach be summarized and the additional information be moved to Item 9.

Response:                                   The Registrant does not always include two separate versions: Item 4(a) (summarized) version and Item 9(b) (detailed) version of the principal investment strategies.  Instead, the Registrant may choose to provide all required information in the section entitled “Principal Investment Strategies” in the summary prospectus without repeating it the statutory section of the prospectus.  The Registrant believes that the information included in Item 4(a) is the information that shareholders should know before investing and this information is not required to be repeated in Item 9(b).  The Registrant’s presentation is consistent with General Instruction C(3) to Form N-1A that allows mutual funds to “group the response to any item (other than Items 2 through 8) in any manner that organizes the information into readable and comprehensible segments and is consistent with the intent of the prospectus to provide clear and concise information about the Funds.”  This presentation is also consistent with the Registrant’s previous disclosure of this information and is already followed by other funds in the industry.

MFS Total Return Portfolio

77.                   Comment:                                The Staff requested that the Registrant define the types of derivatives in which the Portfolio will invest.

Response:                                  The Registrant will add the requested disclosure. Belinda is checking with the SA

78.                   Comment:                                The Staff requested that disclosure be revised to clarify the types of debt instruments in which the Portfolio will invest and that corresponding risk disclosure for convertible securities, mortgage-related securities, municipal securities, municipal obligations, sovereign debt and U.S. government securities be added.

Response:                                  The Registrant believes that the disclosure with regard to the fixed-income securities in which the Portfolio invests through the underlying funds is adequate.

MFS Utilities Portfolio

79.                   Comment:                                The Staff requested that the Registrant define the types of derivatives in which the Portfolio will invest.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Response:                                  The Registrant will add the requested disclosure.

80.                   Comment:                                The Staff requested that the meaning of equity securities and debt instruments in which the Portfolio invests be clarified in the principal investment strategies.

Response:                                  The Registrant believes that the disclosure with regard to the equity and fixed-income securities in which the Portfolio invests through the underlying funds is adequate.

Morgan Stanley Global Tactical Asset Allocation Portfolio

81.                   Comment:                                The principal investment strategies state that the Portfolio invests 15% of its assets in asset classes not included in the Portfolio’s benchmark. The Staff requested that the Registrant clarify what is meant by the term “benchmark” in the principal investment strategies as this term does not appear again in the summary.

Response:                                  The Registrant has revised the disclosure to define the benchmark.

Pioneer Equity Income Portfolio

82.                   Comment:                                The Staff requested that the Registrant remove from the principal investment strategies the statement that not more than 5% of the Portfolio’s assets will be invested in emerging markets.

Response:                                  The Registrant appreciates the comment but believes that it is important for shareholders to know that the Portfolio can invest up to 5% of the Portfolio’s assets in securities of emerging market issuers.

Pioneer Fund Portfolio

83.                   Comment                                   The Staff requested that the Registrant clarify the meaning of “major portion” in the sentence of the principal investment strategies that states: “The Portfolio invests the major portion of its assets in equity securities, primarily of U.S. issuers.

Response:                                  The Registrant has revised the disclosure to read: “The Portfolio investments predominately in equity securities.”

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Pioneer Mid Cap Value Portfolio

84.                   Comment:                                The Staff requested that a market cap range for Russell 2000 Index be added to the principal investment strategies.

Response:                                  The Registrant has added the market cap range for the Russell 2000 Index.

T. Rowe Price Capital Appreciation Portfolio

85.                   Comment:                                The Staff requested that the principal investment strategies be revised to define below investment grade debt securities as junk bonds.

Response:                                  The Registrant has added the requested disclosure.

86.                   Comment:                                The Staff requested that the reference to investments in futures and options are subject to additional volatility and potential losses be removed from the principal investment strategies as this is risk disclosure.

Response:                                  The Registrant has removed the disclosure.

Templeton Global Growth Portfolio

87.                   Comment:                                The Staff stated that the investment objective states that current income is only an incidental consideration is a part of the Portfolio’s objective as described in other fund documents. The Staff stated that it appears to be more appropriate as strategies disclosure.

Response:                                  The Registrant believes that the disclosure is clear and that any change would  require a 60-day notification to shareholders pursuant to  Rule 35d-1.  In addition, the Registrant advises the Staff that the disclosure is exactly as stated in the current disclosure documents.

88.                   Comment:                                The Staff requested that the Registrant consider moving options and swaps from the principal investment strategies as investment is limited to 5% of the Portfolio’s assets.

Response:                                  The Registrant believes that any investment types in which the Portfolio may invest 5% or more of the assets of the Portfolio should be included in the principal investment strategies.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

U.S. Stock Index Portfolio

89.                   Comment:                                The Staff requested that the Registration remove from the principal investment strategies the disclosure regarding tracking risk as well as the statement about the impact of expenses on performance.

Response:                                  The Registrant has made the requested revision.

90.                   Comment:                                The Staff requested that the Registrant consider including the market cap range of the S&P 500 Index.

Response:                                  The Registrant does not believe that it is necessary to include the market cap range of the S&P 500 Index.

Van Kampen Growth and Income Portfolio

91.                   Comment:                                The Staff requested that a discussion of foreign investments be included in the principal investment strategies.

Response:                                  The second paragraph in the principal investment strategies of the Portfolio state that the Portfolio may invest up to 25% of its total assets in securities of foreign issuers.

Wells Fargo Small Cap Disciplined Portfolio

92.                   Comment:                                The Staff requested that the Registrant provide corresponding strategy disclosure for value investing risk.

Response:                                  The principal investment strategies of the Portfolio state that the Portfolio will invest in “….small-capitalization companies that the Sub-Adviser believes will present attractive opportunities but have not been widely recognized by investment analysts of the financial press” and that the disclosure reflects value investing.

* * * * * * * * * * * * * * *

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 14, 2010

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Senior Counsel
ING U.S. Legal Services

Attachment

cc:                                 Huey P. Falgout, Jr., Esq.

ING Investments, LLC

Dechert LLP

ATTACHMENT A

[ING Funds Logo]

April 14, 2010

VIA EDGAR

Mr. Jeffrey Foor, Esq.

Division of Investment Management

U.S.  Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:                              ING Investors Trust

SEC File Nos.  33-23512; 811-05629

Dear Mr. Foor:

ING Investors Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing.  Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing.  Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.  This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666.  Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Chief Counsel
ING U.S. Legal Services

Attachments

cc:                                Dechert LLP